Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-198367

PROSPECTUS

Service Corporation International

Offer to Exchange

Registered 5.375% Senior Notes due 2024

for

All Outstanding 5.375% Senior Notes due 2024 issued on May 12, 2014

($550,000,000 aggregate principal amount)

CUSIP No. 817565 CA0 (144A) / U81509 AB4 (Reg S)

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our outstanding 5.375% Senior Notes due 2024 issued on May 12, 2014 for an equivalent principal amount of our registered 5.375% Senior Notes due 2024. In this prospectus, we will call the original unregistered 5.375% Senior Notes due 2024 the “Old Notes.” Additionally, in this prospectus, we will call the registered 5.375% Senior Notes due 2024 the “New Notes.” The Old Notes and New Notes are collectively referred to in this prospectus as the “notes.”

•	The exchange offer expires at 5:00 p.m., New York City time, on October 3, 2014, unless extended. We do not currently intend to extend the expiration date.

•	The exchange offer is not conditioned upon a minimum aggregate principal amount of Old Notes being tendered.

•	All outstanding Old Notes validly tendered and not withdrawn will be exchanged.

•	The exchange of Old Notes for New Notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	The terms of the New Notes are substantially identical to the Old Notes, except that we have registered the New Notes with the Securities and Exchange Commission (the “SEC”). In addition, the New Notes will not be subject to certain transfer restrictions or have registration rights or rights to additional interest.

•	The New Notes will not be listed on any securities exchange or for quotation through any automated dealer quotation system.

You should carefully consider the “Risk Factors” beginning on page 11 of this prospectus before participating in the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

The date of this prospectus is September 8, 2014.

Until March 7, 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unused allotments or subscriptions.

This prospectus incorporates important business and financial information about us that is not included in or delivered with the document. You may obtain this information, at no charge, by contacting us at the address or telephone number set forth below.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act to register the notes offered by this prospectus. The registration statement contains additional information about us and the notes. We strongly encourage you to read carefully the registration statement and the exhibits and schedules thereto.

You can obtain the additional information incorporated into this prospectus or otherwise included in the registration statement through our website at www.sci-corp.com or by requesting it in writing or by telephone from us at the following address:

Service Corporation International

1929 Allen Parkway

Houston, Texas 77019

Attention: Secretary

Telephone No: (713) 522-5141

To obtain timely delivery of any requested information, you must request the information no later than five business days before you make your investment decision. Please make any such requests on or before September 26, 2014. See “Where You Can Find More Information” for more information about these matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. For information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The information we file with the SEC is also available to the public from the SEC’s website at www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York 10005. In addition, you can obtain certain documents, including those filed with the SEC, through our website at www.sci-corp.com. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. This important information is not included in or delivered with this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. The documents listed below and incorporated by reference into this prospectus contain important information about us and our financial condition:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014;

•	Our Current Report on Form 8-K dated December 23, 2013, as amended by Form 8-K/A filed with the SEC on March 3, 2014; and

•	Our Current Reports on Form 8-K filed with the SEC on February 28, 2014, April 28, 2014, May 12, 2014 and May 19, 2014.

Nothing in this prospectus shall be deemed to incorporate information that we furnish, but not file, with the SEC, including information pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

You may obtain all or any of the documents referred to above from us free of charge by requesting them in writing or by telephone from us at the following address:

Service Corporation International

1929 Allen Parkway

Houston, Texas 77019

Attention: Secretary

Telephone No.: (713) 522-5141

To obtain timely delivery of any requested information, you must request the information no later than five business days before you make your investment decision. Please make any such requests on or before September 26, 2014.

We have not authorized anyone to give any information or make any representation that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

We are not making an offer of these securities in any state where the offer is not permitted.

You should not assume that the information contained in this prospectus or that may be incorporated by reference into this prospectus is accurate as of any date other than the date on the front of this prospectus, or in the case of information that may be incorporated by reference into this prospectus, as of the date of such information, regardless of the time of delivery of this prospectus or any sale of the securities offered hereby.

PROSPECTUS SUMMARY

This summary highlights selected information appearing in other sections of, or incorporated by reference in, this prospectus. It is not complete and does not contain all the information that you should consider before exchanging Old Notes for New Notes. You should carefully read this prospectus and the documents incorporated by reference to understand fully the terms of the exchange offer, as well as the tax and other considerations that may be important to you. You should pay special attention to the “Risk Factors” section beginning on page 11 of this prospectus, as well as the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16 of this prospectus. You should rely only on the information contained or incorporated by reference in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document (or in the case of information that may be incorporated by reference into this prospectus, as of the date of such information), regardless of the time of delivery of this prospectus or any sale of the securities offered hereby. For purposes of this prospectus, unless the context requires or as otherwise indicated, when we refer to “SCI,” the “Company,” “us,” “we,” “our” or “ours,” we are describing Service Corporation International, together with its subsidiaries.

Our Business

Service Corporation International is North America’s largest provider of deathcare products and services, with a network of funeral homes and cemeteries unequaled in geographic scale and reach. At June 30, 2014, we operated 1,614 funeral service locations and 489 cemeteries (including 272 funeral combination locations) in North America, which are geographically diversified across 44 states, eight Canadian provinces, the District of Columbia and Puerto Rico. Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria and related businesses. We sell cemetery property and funeral and cemetery products and services at the time of need and on a preneed basis.

History

We were incorporated in Texas in July of 1962. Our original business plan was based on efficiencies of scale, specifically reducing overhead costs by sharing resources such as embalming, accounting, transportation and personnel among funeral homes in a business “cluster.” After proving the plan’s effectiveness in Houston in the early 1960s, SCI set out to apply this operating strategy through the acquisition of deathcare businesses in other markets. It was the beginning of a three-decade period of expansion that would create a North American network of nearly 1,400 funeral homes and cemeteries by the end of 1992. Beginning in 1993, we expanded beyond North America, acquiring major deathcare companies in Australia, the United Kingdom and France, plus smaller holdings in other European countries and South America. By the end of 1999, our global network numbered more than 4,500 funeral service locations, cemeteries and crematories in more than 20 countries.

During the mid to late 1990s, acquisitions of deathcare facilities became extremely competitive, resulting in increased prices for acquisitions and substantially reduced returns on invested capital. In 1999, we significantly reduced our level of acquisition activity and over the next several years implemented various initiatives to pay down debt, increase cash flow, reduce overhead costs and increase efficiency. We divested our international businesses and many North American funeral homes and cemeteries that were either underperforming or did not fit our long-term strategy. At the same time, we began to capitalize on the strength of our network by introducing to North America the first transcontinental brand of deathcare services and products — Dignity Memorial® (See www.dignitymemorial.com). Information contained on our website is not part of this prospectus.

In late 2006, having arrived at a position of significant financial strength and improved operating efficiency, we acquired the then second largest company in the North American deathcare industry, Alderwoods Group. In early 2010, we acquired the then fifth largest company in the North American deathcare industry, Keystone

North America. In June of 2011, we acquired 70% of the outstanding shares of The Neptune Society, Inc. (“Neptune”), which is the nation’s largest direct cremation organization. Additionally, during the twelve months ended December 31, 2013, we acquired an additional 20% of the outstanding shares of Neptune increasing our ownership from 70% to 90%. On January 1, 2014, The Neptune Society, Inc. changed its legal name to SCI Direct, Inc. (“SCI Direct”). During 2014, we acquired the remaining 10% of the outstanding shares of SCI Direct. SCI Direct is our direct cremation business and manages operations under various brand names, including Neptune Society, National Cremation Service, Trident Society and Cremation Society of Virginia. This activity expands our footprint into a sector of the market that will continue to grow and that we do not currently target through our traditional funeral and cemetery network.

In December 2013, we purchased Stewart Enterprises, Inc. (“Stewart”), the second largest operator of funeral homes and cemeteries in North America. This transaction (the “Acquisition”) provides us with an opportunity for growth consistent with our capital deployment strategy and will allow us the ability to serve a number of new, complementary areas, while enabling us to capitalize on what we believe will produce significant synergies and operating efficiencies.

Funeral and Cemetery Operations

Worldwide, we have 1,614 funeral service locations and 489 cemeteries (including 272 combination locations) covering 44 states, eight Canadian provinces, the District of Columbia and Puerto Rico. See Note 16 in Part II, Item 8. Financial Statements and Supplementary Data of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Note 13, Part I, Item 1. Financial Statements of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 for financial information about our business segments and geographic areas.

Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria and related businesses. We provide all professional services relating to funerals and cremations, including the use of funeral facilities and motor vehicles and preparation and embalming services. Funeral-related merchandise, including caskets, casket memorialization products, burial vaults, cremation receptacles, cremation memorial products, flowers and other ancillary products and services, is sold at funeral service locations. Our cemeteries provide cemetery property interment rights, including developed lots, lawn crypts and mausoleum spaces and sell cemetery-related merchandise and services, including stone and bronze memorials, markers, merchandise installations and burial openings and closings.

We also sell preneed funeral and cemetery products and services whereby a customer contractually agrees to the terms of certain products and services to be delivered and performed in the future. We define these sales as preneed sales. As a result of such preneed sales, our backlog of unfulfilled preneed funeral and preneed cemetery contracts was $9.3 billion and $8.9 billion at June 30, 2014 and December 31, 2013, respectively.

Funeral service/cemetery combination locations are those businesses in which a funeral service location is physically located within or adjoining a cemetery that we own. Combination locations allow certain facility, personnel and equipment costs to be shared between the funeral service location and cemetery. Such combination facilities typically can be more cost competitive and have higher gross margins than if the funeral and cemetery operations were operated separately. Combination locations also create synergies between funeral and cemetery preneed sales force personnel and give families added convenience to purchase both funeral and cemetery products and services at a single location. We have the largest number of combination locations in North America. Fifty-six percent of our cemeteries are part of a combination location. Our combination operations include Rose Hills, the largest combination operation in the United States, performing over 4,500 funeral services and 8,000 cemetery interments per year.

In 2013, our operations in the United States and Canada were organized into 30 major markets, 47 metro markets and 64 main street markets. Each market is led by a market manager or director with responsibility for funeral and/or cemetery operations and preneed sales. Within each market, the funeral homes and cemeteries share common resources such as personnel, preparation services and vehicles. There are four market support centers in North America to assist market directors with financial, administrative, pricing and human resource needs. These support centers are located in Houston, Miami, New York and Los Angeles. The primary functions of the support centers are to help facilitate the execution of corporate strategies, coordinate communication between the field and corporate offices and serve as liaisons for the implementation of policies and procedures.

SCI was incorporated in Texas in July of 1962. Our principal corporate offices are located at 1929 Allen Parkway, Houston, Texas 77019 and our telephone number is (713) 522-5141. Our website is www.sci-corp.com.

Summary of the Terms of the Exchange Offer

The Exchange Offer	We are offering to exchange up to $550,000,000 aggregate principal amount of the New Notes for up to $550,000,000 aggregate principal amount of the Old Notes. Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. New Notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of additional interest that relate to the Old Notes. The New Notes and the Old Notes will be governed by the same indenture, dated February 1, 1993. No accrued interest will be paid at the time of the exchange.

Registration Rights Agreement	We issued an aggregate of $550,000,000 of the Old Notes in a private placement on May 12, 2014. In connection with the private placement, we and the initial purchasers entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Old Notes in which we agreed that you, as a holder of the Old Notes, would be entitled to exchange your Old Notes for the New Notes registered under the Securities Act. This exchange offer is intended to satisfy our obligations under the Registration Rights Agreement. After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to the Old Notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 3, 2014, unless we extend the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Termination; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, sign and date the letter of transmittal that was delivered with this prospectus in accordance with the instructions, and deliver the letter of transmittal, along with the Old Notes and any other required documentation, to the exchange agent. Alternatively, you can tender your outstanding Old Notes by following the procedures for book-entry transfer, as described in this prospectus. By executing the letter of transmittal or by transmitting an agent’s message in lieu thereof, you will represent to us that, among other things:

•	the New Notes you receive will be acquired in the ordinary course of your business;

•	you are not participating, and you have no arrangement with any person or entity to participate, in the distribution of the New Notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our “affiliates” to distribute the New Notes; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender such Old Notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with our instructions set forth elsewhere in this prospectus.

Effect on Holders of Outstanding Old Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding Old Notes pursuant to the terms of the exchange offer, the Company will have fulfilled its obligation to consummate an exchange offer for the Old Notes under the Registration Rights Agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the Registration Rights Agreement. If you do not tender your Old Notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except the Company will not have any further obligation to you to provide for the exchange and, subject to limited exceptions, registration of untendered outstanding notes under the Registration Rights Agreement. To the extent that Old Notes are tendered and accepted in the exchange offer, the trading market for Old Notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding Old Notes will continue to be subject to the restrictions on transfer set forth in the outstanding Old Notes and in the related indenture. In general, the outstanding Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, the Company does not currently anticipate that it will register the outstanding Old Notes under the Securities Act.

Material U.S. Federal Income Tax Considerations	The exchange of outstanding Old Notes for New Notes in the exchange offer will not constitute taxable events to holders for United

States federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes in the exchange offer. See “Use of Proceeds.”

Exchange Agent	Global Bondholder Services Corporation is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offer — Exchange Agent.”

Summary of Terms of New Notes

The following is a brief summary of certain terms of the New Notes and the related indenture. For a more complete description of the terms of the New Notes and the indenture, see “Description of the Notes” contained elsewhere in this prospectus.

Issuer	Service Corporation International

New Notes	$550,000,000 aggregate principal amount of 5.375% Senior Notes due 2024.

Maturity Date	May 15, 2024.

Interest	Interest on the New Notes will accrue at a rate of 5.375% per annum, payable in cash semi-annually in arrears on May 15 and November 15 of each year.

Ranking	The notes will be our general unsecured obligations and:

•	will rank equal in right of payment with all of our other unsubordinated indebtedness;

•	will rank senior in right of payment to any of our future subordinated indebtedness;

•	will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations of our subsidiaries, whether or not secured, including subsidiary guarantees of obligations under our senior credit facilities, which include the Credit Agreement dated July 2, 2013, maturing in July 2018, and a revolving credit facility providing for borrowings of up to $500 million, with commitments expiring and loans maturing in July 2018.

As of June 30, 2014:

•	we had approximately $3,151.8 million of senior indebtedness, with $700.0 million outstanding under our senior credit facilities, $2,267.5 million of currently outstanding senior notes, $184.3 million of other indebtedness, including $187.5 million of secured indebtedness, and with undrawn availability of $233.4 million under our revolving credit facility; and

•	our subsidiaries had approximately $1,674.7 million of total indebtedness and other liabilities outstanding, including trade payables and excluding intercompany obligations and deferred revenues.

Change of Control	Upon the occurrence of a change of control (as defined in “Description of the Notes — Change of Control”), unless we have exercised our right to redeem all of the New Notes as described below, each holder of the New Notes may require us to repurchase such holder’s New Notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

Optional Redemption	The New Notes will be redeemable in whole or in part, at our option at any time, at redemption prices as set forth in this prospectus under “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest to the redemption date.

Restrictive Covenants	We will issue the New Notes under the same indenture under which the Old Notes were issued. The indenture contains covenants limiting the creation of liens securing indebtedness and sale-leaseback transactions. These covenants are subject to important exceptions. See “Risk Factors — Risks Related to Tendering Old Notes for New Notes — The notes lack certain covenants typically found in other comparably rated public debt securities,” and “Description of the Notes — Covenants” for more information.

Use of Proceeds	We will not receive any proceeds from the exchange of the New Notes for the outstanding Old Notes.

Governing Law	The New Notes will be, and the indenture is, governed by, and construed in accordance with, the laws of the State of Texas.

Trustee, Transfer Agent and Paying Agent	The Bank of New York Trust Company, N.A.

Book-Entry Depository	The Depository Trust Company (“DTC”)

You should read the “Risk Factors” section beginning on page 11, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks involved with the exchange of the New Notes for the outstanding Old Notes.

Summary Historical Financial Information

The following tables set forth SCI’s summary historical financial information and other data for the periods ended and at the dates indicated below. SCI’s summary historical financial information for the fiscal years 2011, 2012 and 2013 have been derived from SCI’s audited annual financial statements incorporated by reference in this prospectus, except for the balance sheet data as of December 31, 2011, which has been derived from SCI’s audited annual financial statements not incorporated by reference in this prospectus. The summary historical financial information for SCI as of and for the six months ended June 30, 2013 and 2014 has been derived from SCI’s unaudited interim financial statements incorporated by reference in this prospectus, except for the balance sheet data as of June 30, 2013, which is derived from SCI’s unaudited quarterly financial statements not included or incorporated by reference in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in millions)
Summary Consolidated Statements of Operations Data:
Revenue	$2,309	$2,404	$2,550	$1,275	$1,492
Gross Profit	476	523	549	285	322
(Losses) gains on divestitures & impairment charges — net	(11)	(2)	(6)	(7)	32
Operating income	363	400	387	217	252
Income from continuing operations before income taxes	226	246	245	150	133
Income from continuing operations	146	154	149	93	73
Net income attributable to common shareholders	145	153	144	91	67

Financial and other data:
Capital Expenditures	$(118)	$(116)	$(113)	$(51)	$(58)
Depreciation and amortization(1)	184	189	193	92	116
Net cash provided by operating activities	385	368	384	227	171
Net cash (used in) provided by investing activities	(190)	(175)	(1,157)	(48)	77
Net cash (used in) provided by financing activities	(239)	(231)	824	(49)	(250)

Balance sheet data (at period end):
Cash and cash equivalents	$124	$89	$145	$218	$141
Working capital(2)	(59)	(131)	(292)	9	(209)
Total assets	9,317	9,676	12,929	9,848	12,857
Total debt	1,885	1,948	3,302	1,957	3,152
Total equity	1,412	1,363	1,424	1,418	1,426

(1)	Depreciation and amortization expense for the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2013 and 2014 exclude the amortization of deferred loan costs of $4.4 million, $4.9 million and $15.9 million and $2.5 million and $4.0 million, respectively, which are included in the statement of cash flows for these periods.
(2)	Working capital represents current assets less current liabilities.

RISK FACTORS

Before you decide to participate in the exchange offer, you should read the risks, uncertainties and factors that may adversely affect us that are discussed in the documents incorporated by reference herein, as well as the following additional risk factors.

Risks Related to Tendering Old Notes for New Notes

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from fulfilling our obligations under our indebtedness, including the notes.

We have a significant amount of indebtedness. As of June 30, 2014:

•	We had approximately $3,151.8 million of senior indebtedness, with $700.0 million outstanding under our senior credit facilities, $2,267.5 million of currently outstanding senior notes, $184.3 million of other indebtedness, including $187.5 million of secured indebtedness, and with undrawn availability of $233.4 million under our revolving credit facility; and

•	our subsidiaries had approximately $1,674.7 million of total indebtedness and other liabilities outstanding, including trade payables and excluding intercompany obligations and deferred revenues.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, acquisitions, debt service requirements and general corporate or other purposes;

•	a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes, including to finance our working capital, capital expenditures, acquisitions and general corporate or other purposes;

•	it could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and place us at a competitive disadvantage compared to our competitors that have less debt;

•	it could make us more vulnerable to downturns in general economic or industry conditions or in our business, or prevent us from carrying out activities that are important to our growth;

•	it could increase our interest expense if interest rates in general increase because a portion of our indebtedness, including all of our indebtedness under our senior credit facilities, bears interest at floating rates; and

•	it could make it more difficult for us to satisfy our obligations with respect to our indebtedness, including under the notes, and any failure to comply with the obligations of any of our debt instruments, including any financial and other restrictive covenants, could result in an event of default under the indenture governing the notes or under the agreements governing our other indebtedness which, if not cured or waived, could result in the acceleration of our indebtedness under our senior credit facilities and under the notes offered hereby.

Any of the above listed factors could materially affect our business, cash flows, financial condition and results of operations.

In addition to our high level of indebtedness, we also have significant rental and other obligations under our operating and capital leases for funeral service locations, cemetery operating and maintenance equipment and transportation equipment. These obligations could further increase the risks described above.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

A significant portion of our cash flow from operations is dedicated to pay principal and interest on outstanding debt. Our ability to make payments on and to refinance our indebtedness, including the notes offered hereby, and to fund our operations, working capital, capital expenditures and any future acquisitions, will principally depend upon our ability to generate cash flow from our future operations. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control. In addition, a portion of our indebtedness, as well as any future indebtedness under our senior credit facilities, bears interest at floating rates, and, therefore, if interest rates increase, our debt service requirements will increase.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes offered hereby, or to fund other liquidity needs.

Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

The indenture governing the notes offered hereby does not limit our ability to incur additional indebtedness. Although covenants in our senior credit facilities will limit our ability and the ability of our present and future subsidiaries to incur certain additional indebtedness, the terms of the senior credit facilities, the indenture governing the notes and our existing debt securities permit us to incur significant additional indebtedness, including unused availability under our revolving credit facility. As of June 30, 2014, we had $233.4 million available for additional borrowing under our revolving credit facility. In addition, neither our senior credit facilities nor the indenture will prevent us from incurring obligations that do not constitute indebtedness (as defined in those documents) or prevent our subsidiaries from incurring certain obligations. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

The notes lack certain covenants typically found in other comparably rated public debt securities.

Although the notes are rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection of several restrictive covenants typically associated with comparably rated public debt securities, including:

•	incurrence of additional indebtedness;

•	payment of dividends and other restricted payments;

•	sale of assets and the use of proceeds therefrom;

•	transactions with affiliates; and

•	dividend and other payment restrictions affecting subsidiaries.

We may not be able to repurchase the notes upon a change of control, which would result in a default under the indenture governing the notes and would adversely affect our business and financial condition.

Upon the occurrence of specific kinds of change of control events, we must offer to purchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. We may not have sufficient funds available to make any required repurchases of the notes, and restrictions under our senior credit facilities may not allow that repurchase. If we fail to repurchase notes in that circumstance, we will be in default under the indenture governing the notes and, in turn, under our senior credit facilities. In addition, certain change of control events will constitute an event of default under our senior credit facilities. A default under senior credit facilities would result in an event of default under the indenture if the administrative agent or the lenders accelerate our debt. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under our senior credit facilities and the notes or obtain a waiver from the lenders or you as a holder of the notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. Any future debt that we incur may also contain restrictions on repayment of the notes upon a change of control. See “Description of the Notes — Change of control.”

Our subsidiaries are not guarantors of the notes and, therefore, the notes will be structurally subordinated in right of payment to the indebtedness and other liabilities of our existing and future subsidiaries.

The claims of creditors of our subsidiaries will be required to be paid before the holders of the notes have a claim, if any, against our subsidiaries and their assets. Therefore, if there was a dissolution, bankruptcy, liquidation or reorganization of any of our subsidiaries, the holders of the notes would not receive any amounts with respect to the notes from the assets of such subsidiary until after the payment in full of the claims of the creditors of such subsidiary.

As of June 30, 2014, our subsidiaries had approximately $1,674.7 million of total indebtedness and other liabilities outstanding, including trade payables and excluding intercompany obligations and deferred revenues. In addition, certain of our subsidiaries are guarantors of any indebtedness that we may incur under our senior credit facilities.

We are a holding company; therefore, our ability to repay our indebtedness, including the notes, is dependent on cash flow generated by our subsidiaries and their ability to make distributions to us.

We are a holding company with no significant operations or material assets other than the capital stock of our subsidiaries. As a result, our ability to repay our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, intercompany debt repayment or otherwise. Our subsidiaries are not guarantors of the notes and do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. In addition, our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries.

The notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations.

The notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations. As of June 30, 2014, we had approximately $187.5 million of secured indebtedness, which is effectively senior to the notes.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the notes, if any, could cause the liquidity or market value of the notes to decline.

We cannot assure you that any rating assigned to the notes will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any lowering or withdrawal of a rating by a rating agency could reduce the liquidity or market value of the notes.

If we become subject to bankruptcy proceedings, the escrow funds might be deemed to be property of the bankruptcy estate, and the holders of the notes might become unsecured creditors.

If we commence a bankruptcy or reorganization case, or one is commenced against us, bankruptcy law may prevent the trustee under the indenture governing the notes from using the escrow funds to fund the special mandatory redemption. The court adjudicating our bankruptcy or reorganization case might find that the escrow funds are property of the bankruptcy estate. If it makes such a determination, the court could authorize the use of these funds by the bankruptcy estate or the bankruptcy trustee, if one is appointed, with or without restrictions. Unless otherwise provided with protections in connection with such use, the holders of the notes could become unsecured creditors of the bankruptcy estate. Under applicable bankruptcy law, secured creditors, including the holders of the notes while the funds are held in escrow, are prohibited from foreclosing upon or disposing of a debtor’s property without prior bankruptcy court approval.

If you do not properly tender your Old Notes, your ability to transfer such outstanding Old Notes will be adversely affected and the trading market for such Old Notes may be limited.

We will only issue New Notes in exchange for Old Notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal or properly transferred via back entry in accordance with the procedures described in this prospectus. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the Old Notes. If you do not tender your Old Notes or if your tender of Old Notes is not accepted because you did not tender your Old Notes properly, then, after consummation of the exchange offer, you will continue to hold Old Notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there will be fewer Old Notes remaining and the market for such Old Notes, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged Old Notes could become more limited than the existing trading market for the Old Notes and could cease to exist altogether due to the reduction in the amount of the Old Notes remaining upon consummation of the exchange offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of such untendered Old Notes.

If you are a broker-dealer or participating in a distribution of the New Notes, you may be required to deliver prospectuses and comply with other requirements.

If you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. If you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

There may be no active trading market for the New Notes, and, if one develops, it may not be liquid.

The New Notes will constitute new issues of securities for which there is no established trading market. We do not intend to list the New Notes on any national securities exchange. Although the initial purchaser advised us on the date the Old Notes were issued that it intended to make a market in the New Notes, it is not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act, and may be limited during the exchange offer. There can be no assurance as to the development or liquidity of any market for the New Notes, the ability of the holders to sell their New Notes or the price at which the holders would be able to sell their New Notes. Future trading prices of the New Notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the Old Notes for the New Notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes offered hereby. The market for the New Notes may be subject to similar disruptions. Any such disruptions may adversely affect the value of your New Notes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this prospectus that are not historical facts are forward-looking statements. These statements may be accompanied by words such as “believe,” “estimate,” “project,” “expect,” “anticipate” or “predict” that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual consolidated results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by, or on behalf of, the Company. These factors are discussed below. We assume no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by the Company, whether as a result of new information, future events or otherwise.

•	Our affiliated funeral and cemetery trust funds own investments in equity securities, fixed income securities and mutual funds, which are affected by market conditions that are beyond our control.

•	We may be required to replenish our affiliated funeral and cemetery trust funds in order to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

•	Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.

•	Our senior credit facilities contain covenants that may prevent us from engaging in certain transactions.

•	If we lost the ability to use surety bonding to support our preneed funeral and preneed cemetery activities, we may be required to make material cash payments to fund certain trust funds.

•	The funeral home and cemetery industry continues to be increasingly competitive.

•	Increasing death benefits related to preneed funeral contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed funeral service.

•	The financial condition of third-party insurance companies that fund our preneed funeral contracts may impact our future revenues.

•	Unfavorable results of litigation, including currently pending class action cases concerning cemetery or burial practices, could have a material adverse impact on our financial statements.

•	Unfavorable publicity could affect our reputation and business.

•	If the number of deaths in our markets declines, our cash flows and revenues may decrease.

•	If we are not able to respond effectively to changing consumer preferences, our market share, revenues and profitability could decrease.

•	The continuing upward trend in the number of cremations performed in North America could result in lower revenues and gross profit.

•	Our funeral home and cemetery businesses are high fixed-cost businesses.

•	Regulation and compliance could have a material adverse impact on our financial results.

•	Increased costs, including potential increased health care costs, may have a negative impact on earnings and cash flows.

•	Cemetery burial practice claims could have a material adverse impact on our financial results.

•	A number of years may elapse before particular tax matters, for which we have established accruals, are audited and finally resolved.

•	Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.

•	Any failure to maintain the security of the information relating to our customers, their loved ones, our associates and vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results.

•	We may not be able to achieve the expected synergies from the acquisition of Stewart.

•	The acquisition of Stewart may result in unexpected consequences to our business and results of operations.

•	Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from fulfilling our obligations under our indebtedness.

You should read carefully the factors described in the “Risk factors” section of this prospectus and the documents incorporated by reference to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of their respective dates, and we undertake no obligation to review, revise or update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and such comparisons should only be viewed as historical in nature.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes contemplated by this prospectus, we will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any change in our capitalization.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

The Company has entered into a Registration Rights Agreement with the initial purchasers of the Old Notes in which it agreed, under certain circumstances, to use its commercially reasonable best efforts to file a registration statement relating to an offer to exchange the Old Notes for New Notes and thereafter cause the registration statement to become effective under the Securities Act no later than 365 days following the closing date of the issuance of the Old Notes. The New Notes will have terms identical in all material respects to the Old Notes, except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the Registration Rights Agreement. The Old Notes were issued on May 12, 2014.

If you wish to exchange your outstanding Old Notes for New Notes in the exchange offer, you will be required to make the following written representations:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	you are not participating, and you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the New Notes in violation of the provisions of the Securities Act;

•	if you are a broker dealer, you have not entered into any arrangement or understanding with us or any of our affiliates to distribute the New Notes; and

•	you are acquiring the New Notes in the ordinary course of your business.

Each broker-dealer that receives New Notes for its own account in exchange for outstanding Old Notes, where the broker-dealer acquired the outstanding Old Notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Please see “Plan of Distribution.”

Resale of New Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer New Notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

•	you are not participating, and you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the New Notes in violation of the provisions of the Securities Act;

•	if you are a broker dealer, you have not entered into any arrangement or understanding with us or any of our affiliates to distribute the New Notes; and

•	you are acquiring the New Notes in the ordinary course of your business.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the New Notes, or are not acquiring the New Notes in the ordinary course of your business:

•	You cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, and similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes.

This prospectus may be used for an offer to resell, resale or other transfer of New Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for outstanding Old Notes, where such outstanding Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. Please read “Plan of Distribution” for more details regarding the transfer of New Notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the Company will accept for exchange in the exchange offer any outstanding Old Notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding Old Notes may only be tendered in a minimum denomination of $2,000 and integral multiples of $1,000 in excess of $2,000. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Notes must continue to hold Notes in the minimum authorized denomination of $2,000 principal amount. The Company will issue New Notes in principal amounts identical to the outstanding New Notes surrendered in the exchange offer.

The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except the New Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the Registration Rights Agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the Old Notes. For a description of the indenture, see “Description of the Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding Old Notes being tendered for exchange.

As of the date of this prospectus, $550 million aggregate principal amount of the Old Notes are outstanding. This prospectus and the accompanying letter of transmittal are being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of outstanding Old Notes entitled to participate in the exchange offer. The Company intends to conduct the exchange offer in accordance with the provisions of the Registration Rights Agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding Old Notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders’ outstanding Old Notes and the Registration Rights Agreement except we will not have any further obligation to you to provide for the registration of the outstanding Old Notes under the Registration Rights Agreement.

The Company will be deemed to have accepted for exchange properly tendered outstanding Old Notes when it has given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us and delivering New Notes to holders. Subject to the terms of the Registration Rights Agreement, the Company expressly reserves the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offer.”

If you tender your outstanding Old Notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the accompanying letter of transmittal, transfer taxes with respect to the exchange of Old Notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires at 5:00 p.m., New York City time, on October 3, 2014, unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which we extend the exchange offer.

We expressly reserve the right, so long as applicable law allows:

•	to delay our acceptance of Old Notes for exchange;

•	to terminate the exchange offer if any of the conditions set forth under “— Conditions to the Exchange Offer” exist;

•	to waive any condition to the exchange offer;

•	to amend any of the terms of the exchange offer; and

•	to extend the expiration date and retain all Old Notes tendered in the exchange offer, subject to your right to withdraw your tendered Old Notes as described under “— Withdrawal of Tenders.”

Any waiver or amendment to the exchange offer will apply to all Old Notes tendered, regardless of when or in what order the Old Notes were tendered. If the exchange offer is amended in a manner that we think constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

We will promptly follow any delay in acceptance, termination, extension or amendment by oral or written notice of the event to the exchange agent, followed promptly by oral or written notice to the registered holders. Should we choose to delay, extend, amend or terminate the exchange offer, we will have no obligation to publish, advertise or otherwise communicate this announcement, other than by making a timely release to an appropriate news agency.

In the event we terminate the exchange offer, all Old Notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.

In the event that the exchange offer is withdrawn or otherwise not completed, New Notes will not be given to holders of Old Notes who have validly tendered their Old Notes.

Acceptance of Old Notes for Exchange

In all cases, the Company will promptly issue New Notes for outstanding Old Notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding Old Notes or a timely book-entry confirmation of such outstanding Old Notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding Old Notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	you are not participating, and you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the New Notes in violation of the provisions of the Securities Act;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our affiliates to distribute the New Notes; and

•	you are acquiring the New Notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive New Notes for its own account in exchange for outstanding Old Notes must represent that such outstanding Old Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

The Company will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding Old Notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders of any particular outstanding Old Notes not properly tendered or to not accept any particular Old Notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding Old Notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding Old Notes for exchange must be cured within such reasonable period of time as we determine. Neither the Company, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding Old Notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding Old Notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Procedures for Tendering Old Notes

To tender your outstanding Old Notes in the exchange offer, you must comply with either of the following:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “— Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding Old Notes along with the letter of transmittal prior to the expiration date; or

•	the exchange agent must receive a timely confirmation of book-entry transfer of outstanding Old Notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding Old Notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding Old Notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding Old Notes, you should promptly contact your registered holder and instruct the registered holder to tender on your behalf.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding Old Notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding Old Notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed on the outstanding Old Notes, such outstanding Old Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding Old Notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender Old Notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the Old Notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding Old Notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Book-Entry Transfer

The exchange agent will seek to establish a new account or utilize an existing account with respect to the Old Notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account. The confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC is referred to in this prospectus as a “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Other Matters

New Notes will be issued in exchange for Old Notes accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for (or a timely book-entry confirmation with respect to) your Old Notes;

•	a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message; and

•	any other documents required by the letter of transmittal.

We will determine, in our sole discretion, all questions as to the form of all documents, validity, eligibility, including time of receipt, and acceptance of all tenders of Old Notes. There will be no guaranteed delivery procedures for the offer. Our determination will be final and binding on all parties. Alternative, conditional or contingent tenders of Old Notes will not be considered valid. We reserve the absolute right to reject any or all tenders of Old Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes.

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding.

Any defect or irregularity in connection with tenders of Old Notes must be cured within the time we determine, unless waived by us. We will not consider the tender of Old Notes to have been validly made until all defects and irregularities have been waived by us or cured. Neither we, the exchange agent nor any other person will be under any duty to give notice of any defects or irregularities in tenders of Old Notes, or will incur any liability to holders for failure to give any such notice.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of Old Notes at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address set forth on the inside of the back cover of this prospectus; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn, including the certificate numbers and principal amount of the Old Notes;

•	be signed by the person who tendered the Old Notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the Old Notes are to be re-registered, if different from that of the withdrawing holder.

If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to validity, form, eligibility and time of receipt of any withdrawal notices. Our determination will be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Old Notes by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, the Company will not be required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes and it may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in its reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•	any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, the Company will not be obligated to accept for exchange the outstanding Old Notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering Outstanding Notes” and “Plan of Distribution”; or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the New Notes under the Securities Act.

The Company expressly reserves the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, the Company may delay acceptance of any Old Notes by giving oral or written notice of such extension to their holders. The Company will return any outstanding Old Notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

The Company expressly reserves the right to amend or terminate the exchange offer and to reject for exchange any outstanding Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding Old Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and the Company may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If the Company fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that it may assert at any time or at various times prior to the expiration date.

In addition, the Company will not accept for exchange any outstanding Old Notes tendered, and will not issue New Notes in exchange for any such outstanding Old Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Transfer Taxes

We will pay all transfer taxes applicable to the transfer and exchange of Old Notes pursuant to the exchange offer. If, however:

•	delivery of the New Notes and/or certificates for Old Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Old Notes tendered;

•	tendered certificates for Old Notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of Old Notes to us or our order,

the amount of any such transfer taxes, whether imposed on the record holder or any other person, will be payable by the tendering holder prior to the issuance of the New Notes.

Consequences of Failing to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, you will remain subject to the restrictions on transfer of the Old Notes:

•	as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering memorandum distributed in connection with the private offering of the Old Notes.

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Upon completion of the exchange offer, except as required by the Registration Rights Agreement, we are under no obligation to, and do not intend to register resales of the outstanding Old Notes under the Securities Act.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer over the term of the New Notes.

Exchange Agent

Global Bondholder Services Corporation has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Old Notes, letters of transmittal and any other required documents to the exchange agent at the address set forth on the inside of the back cover of this prospectus.

Information Agent

Global Bondholder Services Corporation has been appointed as the information agent for the exchange offer and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address and telephone number set forth on the inside of the back cover of this prospectus. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

DESCRIPTION OF THE NOTES

The New Notes will be issued, and the Old Notes were issued, under the Twelfth Supplemental Indenture dated as of May 12, 2014 (the “Supplemental Indenture”), to our senior indenture dated February 1, 1993 (the “Indenture”), between us and The Bank of New York Mellon Trust Company, N.A., as successor trustee. The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. References to the “Indenture” in this section include the Supplemental Indenture.

Certain terms used in this section are defined under the subheading “— Definitions.” In this section, the words “Company,” “SCI,” “we,” “us,” “our” and “ours” refer only to Service Corporation International and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture and the notes and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture and the notes, including definitions therein of certain terms. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the notes. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

Brief Description of the Notes

The notes:

•	are our general unsecured obligations;

•	are senior in right of payment to all future subordinated debt of the Company;

•	are equal in right of payment to all existing and future senior debt of the Company;

•	are effectively subordinated in right of payment to all of the Company’s existing and future secured debt to the extent of the value of the assets securing that debt; and

•	are structurally subordinated in right of payment to all of the liabilities and obligations, including trade payables, of each of our subsidiaries, including subsidiary guarantees of our existing senior credit facilities.

Maturity and Interest

The notes will mature on May 15, 2024. The Company will issue the notes in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. We are permitted to issue more notes from time to time under the Indenture on the same terms and conditions as the notes being offered hereby in an unlimited additional aggregate principal amount (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments and redemptions. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the notes include any Additional Notes actually issued.

Interest on the notes will accrue at a rate of 5.375% per annum and will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2014. We will make each interest payment to the persons in whose names the notes are registered at the close of business on the immediately preceding May 1 and November 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, repurchase or redemption date or stated maturity date falls on a day that is not a business day, payment will be made on the next business day (and without any interest or other payment in respect of such delay) with the same force and effect as if made on the relevant interest payment date, repurchase or redemption date or stated maturity date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.

Optional Redemption

Prior to May 15, 2019, the notes will be redeemable, in whole or in part, at our option at any time, upon at least 30 days’ and not more than 60 days’ notice to the Holders, at a redemption price equal to the greater of:

(1) 100% of the principal amount of such notes to be redeemed; and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal (at the redemption price set forth in the table below as if redeemed on May 15, 2019) and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) through May 15, 2019 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Adjusted Treasury Rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

On and after May 15, 2019, the notes will be redeemable, in whole or in part, at our option at any time, upon at least 30 days’ and not more than 60 days’ notice to the Holders, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on May 15 of the years set forth below:

Period	Redemption price
2019	102.688%
2020	101.792%
2021	100.896%
2022 and thereafter	100.000%

Selection

If we redeem less than all of the notes at any time, the notes to be redeemed will be selected by lot in accordance with DTC’s applicable procedures. In the event of a partial redemption, the Trustee may select for redemption portions of the principal amount of any note of a denomination larger than $1,000.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase all or any part of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company;

(2) individuals who on the Issue Date constituted the board of directors (together with any new directors whose election by such board of directors or whose nomination for election by the shareholders of the Company was approved by a vote of at least a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office;

(3) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and a subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

We will not be required to make a Change of Control Offer with respect to notes following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption of all notes has been given pursuant to the Indenture as described herein under the caption “— Optional Redemption” unless and until there has been a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon the Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of

Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company does not have the present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional secured indebtedness or permit our assets to become subject to liens are contained in the covenant described under “— Covenants — Limitation on Liens.” Such restrictions can only be waived with respect to the notes with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or provisions that may afford Holders of the notes protection in the event of a highly leveraged transaction.

Our senior credit facilities prohibit us from purchasing any notes upon a Change of Control prior to the maturity of the borrowings thereunder, and also provide that the occurrence of certain change of control events would constitute a default thereunder. In the event that at the time of such Change of Control the terms of our senior credit facilities restrict or prohibit the purchase of notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such indebtedness under any applicable senior credit facility or (2) obtain the requisite consents under the senior credit facilities to permit the repurchase of the notes. If we do not repay such indebtedness or obtain such consents, we will remain prohibited from purchasing notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time, would result in an Event of Default (as defined below) under the Indenture, which would, in turn, constitute a default under the credit agreement.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to another Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above. The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with respect to the notes with the written consent of the Holders of a majority in principal amount of the notes.

Covenants

Limitation on Liens

We will not and we will not permit any of our subsidiaries to, mortgage, pledge, encumber or subject to any lien or security interest to secure any of our indebtedness or any indebtedness of any subsidiary (other than indebtedness owing to us or a wholly owned subsidiary) any assets without providing that the senior debt securities issued pursuant to the Indenture, including the notes, shall be secured equally and ratably with (or prior to) any other indebtedness so secured, unless, after giving effect thereto, the aggregate outstanding amount of all such secured indebtedness of us and our subsidiaries (excluding secured indebtedness existing as of June 30, 2014, and any extensions, renewals or refundings thereof that do not increase the principal amount of indebtedness so extended, renewed or refunded and excluding secured indebtedness incurred as set forth in the next paragraph), together with all outstanding attributable indebtedness from sale and leaseback transactions described in the first bullet point under “— Limitation on Sale and Leaseback Transactions” below, would not exceed 15% of Adjusted Consolidated Net Tangible Assets of us and our subsidiaries on the date such indebtedness is so secured.

This restriction will not prevent us or any subsidiary:

•	from acquiring and retaining property subject to mortgages, pledges, encumbrances, liens or security interests existing thereon at the date of acquisition thereof, or from creating within one year of such acquisition mortgages, pledges, encumbrances or liens upon property acquired by us or any subsidiary after June 30, 2014, as security for purchase money obligations incurred by us or any subsidiary in connection with the acquisition of such property, whether payable to the person from whom such property is acquired or otherwise;

•	from mortgaging, pledging, encumbering or subjecting to any lien or security interest current assets to secure current liabilities;

•	from mortgaging, pledging, encumbering or subjecting to any lien or security interest property to secure indebtedness under one or more senior credit facility in an aggregate principal amount not to exceed $500 million;

•	from extending, renewing or refunding any indebtedness secured by a mortgage, pledge, encumbrance, lien or security interest on the same property theretofore subject thereto, provided that the principal amount of such indebtedness so extended, renewed or refunded shall not be increased; or

•	from securing the payment of workmen’s compensation or insurance premiums or from making good faith pledges or deposits in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases, deposits to secure public or statutory obligations, deposits to secure surety or appeal bonds, pledges or deposits in connection with contracts made with or at the request of the United States government or any agency thereof, or pledges or deposits for similar purposes in the ordinary course of business.

Limitation on Sale and Leaseback Transactions

We will not, and we will not permit any of our subsidiaries to, enter into any transaction with any bank, insurance company or other lender or investor, or to which any such lender or investor is a party, providing for the leasing to us or a subsidiary of any real property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such real property by the lessee will be discontinued) which has been or is to be sold or transferred by us or such subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either:

•	such transaction is the substantial equivalent of a mortgage, pledge, encumbrance, lien or security interest which we or any subsidiary would have been permitted to create under the covenant described in “— Limitation on Liens” without equally and ratably securing all senior debt securities (including the notes) then outstanding under the Indenture; or

•	within 120 days after such transaction we applied (and in any such case we covenant that we will so apply) an amount equal to the greater of:

•	the net proceeds of the sale of the real property leased pursuant to such transaction; or

•	the fair value of the real property so leased at the time of entering into such transaction (as determined by our board of directors),

to the retirement of Funded Debt of SCI; provided that the amount to be applied to the retirement of Funded Debt of SCI shall be reduced by: (1) the principal amount of any senior debt securities outstanding under the Indenture delivered within 120 days after such sale to the Trustee for retirement and cancellation and (2) the principal amount of Funded Debt, other than senior debt securities outstanding under the Indenture, voluntarily retired by us within 120 days after such sale; provided that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, we will furnish to the trustee and to any Holders of the notes who so request, within 15 days of the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

In addition, whether or not required by the SEC, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, for so long as any notes remain outstanding, we will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Consolidation, Merger or Sale of Assets

We may consolidate or merge with or into any other corporation, and may sell, lease, exchange or otherwise dispose of all or substantially all of our property and assets to any other corporation authorized to acquire and operate the same, provided that, in any such case:

•	immediately after such transaction we or such other corporation formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, will not be in default in the performance or observance of any of the terms, covenants and conditions in the Indenture to be kept or performed by us;

•	the corporation (if other than SCI) formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, shall be a corporation organized under the laws of the United States, any state thereof or the District of Columbia; and

•	the corporation (if other than SCI) formed by such consolidation, or into which we shall have been merged, or the corporation which shall have acquired or leased such property and assets, shall assume, by a supplemental indenture, our obligations under the Indenture.

In case of any such consolidation, merger, sale, lease, exchange or other disposition and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for us, with the same effect as if it had been named in the Indenture as SCI, and, except in the case of a lease, we shall be relieved of any further obligation under the Indenture and any senior debt securities, including the notes, issued thereunder.

Discharge and Defeasance

We may discharge or defease our obligations with respect to the notes as set forth below.

We may discharge all of our obligations (except those set forth below) to Holders of the notes that have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year (or are to be called for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding notes.

We may also discharge at any time all of our obligations (except those set forth below) to Holders of the notes (“defeasance”) if, among other things:

•	we irrevocably deposit with the Trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay the principal of, premium, if any, and interest, if any, on all outstanding notes when due, and such funds have been so deposited for 91 days;

•	such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which we are a party or by which we are bound; and

•	we deliver to the Trustee an opinion of counsel to the effect that the Holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and that such defeasance will not otherwise alter the United States federal income tax treatment of principal, premium, if any, and interest payments on the notes. Such opinion of counsel must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law, since such a result would not occur under current tax law.

In the event of such discharge and defeasance of the notes, the Holders thereof would be entitled to look only to such trust funds for payment of the principal of, premium, if any, and interest on the notes.

Notwithstanding the preceding, no discharge or defeasance described above shall affect the following obligations to or rights of the Holders of such notes:

(1) rights of registration of transfer and exchange of notes;

(2) rights of substitution of mutilated, defaced, destroyed, lost or stolen notes;

(3) rights of Holders of notes to receive payments of principal thereof, premium, if any, and interest thereon when due from the trust funds held by the Trustee;

(4) the rights, obligations, duties and immunities of the Trustee;

(5) the rights of Holders of notes as beneficiaries with respect to property deposited with the Trustee payable to all or any of them; and

(6) our obligation to maintain an office or agency for notice, payments and transfers in respect of notes.

Modification of the Indenture

SCI and the Trustee may enter into supplemental indentures without the consent of any Holders of senior debt securities outstanding thereunder to:

•	evidence the assumption by a successor corporation of our obligations under the Indenture;

•	add covenants or make the occurrence and continuance of a default in such additional covenants a new Event of Default for the protection of the Holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the Indenture or amend the Indenture in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the Holders of senior debt securities issued thereunder;

•	establish the form and terms of any series of senior debt securities to be issued pursuant to the Indenture;

•	evidence the acceptance of appointment by a successor Trustee; or

•	secure such senior debt securities with any property or assets.

The Indenture also contains provisions permitting us and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the notes then outstanding, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of notes; provided that neither we nor the Trustee may, without the consent of the Holder of each outstanding note:

•	extend the stated maturity of the principal of the notes, reduce the principal amount thereof, reduce the rate or extend the time of payment of any interest thereon, reduce or alter the method of computation of any amount payable on redemption thereof, change the coin or currency in which principal, premium, if any, and interest are payable, or impair or affect the right of any Holder to institute suit for the enforcement of any payment thereof; or

•	reduce the percentage in aggregate principal amount of notes, the consent of the Holders of which is required for any such modification.

Events of default

An Event of Default with respect to the notes is defined as being any one or more of the following events:

(1) failure to pay any installment of interest on such notes for 30 days;

(2) failure to pay the principal of or premium, if any, on any of the notes when due;

(3) failure to perform any other of the covenants or agreements in the notes or in the Indenture that continues for a period of 60 days after being given written notice;

(4) if a court having jurisdiction enters a bankruptcy order or a judgment, order or decree adjudging SCI bankrupt or insolvent, or an order for relief for reorganization, arrangement, adjustment or composition of or in respect of SCI and the judgment, order or decree remains unstayed and in effect for a period of 60 consecutive days;

(5) if we institute a voluntary case in bankruptcy, or consent to the institution of bankruptcy or insolvency proceedings against us, or file a petition seeking, or seek or consent to, reorganization, arrangement, composition or relief, or consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official of SCI or of substantially all of our property, or we shall make a general assignment for the benefit of creditors; or

(6) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any subsidiary (other than non-recourse indebtedness), whether such indebtedness exists on the date of the Indenture or shall thereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or any default in payment of such indebtedness (after the expiration of any applicable grace periods and the presentation of any debt instruments, if required), if the aggregate amount of all such indebtedness which has been so accelerated and with respect to which there has been such a default in payment shall exceed

$10,000,000, without each such default and acceleration having been rescinded or annulled within a period of 30 days after there shall have been given to us by the Trustee by registered mail, or to us and the Trustee by the Holders of at least 25 percent in aggregate principal amount of the notes then outstanding, a written notice specifying each such default and requiring us to cause each such default and acceleration to be rescinded or annulled and stating that such notice is a “Notice of Default” under the Indenture.

If an Event of Default with respect to the notes then outstanding occurs and is continuing, then, and in each and every such case, unless the principal of all of the notes then outstanding shall have already become due and payable, either the Trustee or the Holders of not less than 25 percent in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the Trustee if given by Holders of notes), may declare the unpaid principal amount of all notes then outstanding and the optional redemption premium, if any, and interest accrued thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable. This provision, however, is subject to the condition that, if at any time after the unpaid principal amount of the notes shall have been so declared due and payable and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, we shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all notes and the principal of any and all notes which shall have become due otherwise than by acceleration (with interest on overdue installments of interest to the extent that payment of such interest is enforceable under applicable law and on such principal at the rate borne by such notes to the date of such payment or deposit) and the reasonable compensation, disbursements, expenses and advances of the Trustee, and any and all defaults under the Indenture, other than the nonpayment of such portion of the principal amount of and accrued interest on such notes which shall have become due by acceleration, shall have been cured or shall have been waived in accordance with the Indenture or provision deemed by the Trustee to be adequate shall have been made therefor, then and in every such case the Holders of a majority in aggregate principal amount of the notes then outstanding, by written notice to us and to the Trustee, may rescind and annul such declaration and its consequences; but no such rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon. If any Event of Default with respect to us specified in clause (4) or (5) above occurs, the unpaid principal amount and accrued interest on all notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act by the Trustee or any Holder of notes.

If the Trustee shall have proceeded to enforce any right under the Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case we, the Trustee and the Holders of such notes shall be restored respectively to their several positions and rights under the Indenture, and all rights, remedies and powers of SCI, the Trustee and the Holders of such notes shall continue as though no such proceeding had been taken. Except with respect to an Event of Default pursuant to clause (1) or (2) above, the Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to the Trustee by us, a paying agent or any Holder of such notes.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the notes, unless such Holders shall have offered to the Trustee reasonable security or indemnity.

No Holder of notes then outstanding shall have any right by virtue of or by availing of any provision of the Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to the Indenture or the notes or for the appointment of a receiver or trustee or similar official, or for any other remedy under the Indenture or under the notes, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof, and unless the Holders of not less than 25 percent in aggregate principal amount of such notes then outstanding shall have made written request to the Trustee to institute such action, suit or proceeding in its own name as Trustee and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. Notwithstanding any other provisions in the Indenture, however, the right of any Holder of notes to receive payment of the principal of, premium, if any, and interest on such notes, on or after the respective due dates expressed in such notes, or to institute suit for the enforcement of any such payment on or after such respective dates shall not be impaired or affected without the consent of such Holder.

The Holders of at least a majority in aggregate principal amount of the notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such notes; provided that (subject to certain exceptions) the Trustee shall have the right to decline to follow any such direction if the Trustee shall determine upon advice of counsel that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith shall determine that the action or proceeding so directed would involve the Trustee in personal liability. The Holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding may on behalf of the Holders of all notes waive any past default or Event of Default and its consequences except a default in the payment of premium, if any, or interest on, or the principal of, such notes. Upon any such waiver we, the Trustee and the Holders of all notes shall be restored to our and their former positions and rights under the Indenture, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default shall have been waived as permitted, said default or Event of Default shall for all purposes of the notes and the Indenture be deemed to have been cured and to be not continuing.

The Trustee shall, within 90 days after the occurrence of a default, with respect to the notes then outstanding, mail to all Holders of such notes, as the names and the addresses of such Holders appear upon the applicable notes register, notice of all defaults known to the Trustee with respect to such notes, unless such defaults shall have been cured before the giving of such notice (the term “defaults” for the purpose of these provisions being hereby defined to be the events specified in clauses (1), (2), (3), (4), (5), and (6) above, not including periods of grace, if any, provided for therein and irrespective of the giving of the written notice specified in said clause (3) or (6) but in the case of any default of the character specified in said clause (3) or (6) no such notice to Holders of the notes shall be given until at least 60 days after the giving of written notice thereof to us pursuant to said clause (3) or (6), as the case may be); provided that, except in the case of default in the payment of the principal of, premium, if any, or interest on any of the notes, the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the best interests of the Holders of such notes.

We are required to furnish to the Trustee annually a statement as to the fulfillment by us of all of our obligations under the Indenture.

Governing law

The Indenture and the notes are governed by the laws of the State of Texas.

Definitions

For all purposes of the Indenture, the following terms shall have the respective meanings set forth below (except as otherwise expressly provided or unless the context otherwise clearly requires). All accounting terms used in the Indenture and herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles, and the term “generally accepted accounting principles” means such accounting principles as are generally accepted at the Issue Date.

“Adjusted Consolidated Net Tangible Assets” means, at the time of determination, the aggregate amount of total assets included in SCI’s most recent quarterly or annual consolidated balance sheet prepared in accordance with generally accepted accounting principles, net of applicable reserves reflected in such balance sheet, after deducting the following amounts reflected in such balance sheet:

•	goodwill;

•	deferred charges and other assets;

•	preneed funeral receivables and trust investments;

•	preneed cemetery receivables and trust investments;

•	cemetery perpetual care trust investments;

•	current assets of discontinued operations;

•	non-current assets of discontinued operations;

•	other like intangibles; and

•	current liabilities (excluding, however, current maturities of long-term debt).

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Attributable Indebtedness,” when used with respect to any sale and leaseback transaction, means, at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity most nearly equal to May 15, 2019 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a maturity of May 15, 2019.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Funded Debt” means indebtedness for money borrowed which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such indebtedness.

“Holder” means, in the case of any note, the Person in whose name such note is registered in the security register kept by the Company for that purpose in accordance with the terms of the Indenture.

“Initial Purchasers” means Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.

“Issue Date” means May 12, 2014.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Quotation Agent” means the Reference Treasury Dealer appointed by SCI.

“Reference Treasury Dealer” means each of Wells Fargo Securities, LLC (and its successors) and any other nationally recognized investment banking firm that is a primary U.S. government securities dealer specified from time to time by SCI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by SCI, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to SCI by such Reference Treasury Dealer as of 5:00 p.m., New York time, on the third business day preceding the redemption date.

“Registration Rights Agreement” means the Registration Rights Agreement in respect of the Notes dated May 12, 2014, between the Company and Wells Fargo Securities, LLC, as representative of the Initial Purchasers.

“Trustee” means The Bank of New York Mellon Trust Company, N.A., and any successor trustee.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the notes, and we may act as paying agent or registrar.

Transfer and Exchange

Subject to the transfer restrictions described in “Book-Entry, Delivery and Form,” a Holder may transfer the New Notes in accordance with the Indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes or other governmental charges that may be imposed in connection with any registration of transfer of the notes.

The registered Holder of a note will be treated as its owner for all purposes.

Notices

Notices to Holders of the notes will be given by mail to the addresses of such Holders as they appear in the security register.

No Personal Liability of Officers, Directors or Stockholders

No director, officer or stockholder, as such, of SCI will have any personal liability in respect of our obligations under the Indenture or the notes by reason of his, her or its status as such.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture.

The Indenture contains certain limitations on the right of the Trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in certain other transactions. However, if it acquires any conflicting interest within the meaning of the Indenture after a default has occurred and is continuing, it must eliminate the conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences of an exchange of Old Notes for New Notes pursuant to this exchange offer. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, judicial authority and administrative interpretations, all as of the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address all of the tax considerations that may be relevant to a particular holder in light of the holder’s circumstances, or to certain categories of holders that may be subject to special rules. This summary does not consider any tax consequences arising under U.S. alternative minimum tax law, U.S. federal gift and estate tax law or under the laws of any foreign, state, local or other jurisdiction. Each holder should consult its own independent tax advisor regarding its particular situation and the U.S. federal, state, local and foreign tax consequences of exchanging the Old Notes for New Notes and purchasing, holding and disposing of the New Notes, including the consequences of any proposed change in applicable laws.

The exchange of Old Notes for New Notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes. Consequently, for such purposes, a holder will not recognize gain upon receipt of a New Note in exchange for an Old Note in the exchange offer, the holder’s adjusted tax basis (and adjusted issue price) in the New Note received in the exchange offer will be the same as its adjusted tax basis (and adjusted issue price) in the corresponding Old Note immediately before the exchange, and the holder’s holding period in the New Note will include its holding period in the Old Note.

BOOK-ENTRY, DELIVERY AND FORM

The notes will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, DTC and registered in the name of the Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./NV, as operator of the Euroclear System (“Euroclear”) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. Clearstream’s and Euroclear’s depositaries will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

DTC has advised us that it is (1) a limited purpose trust company organized under the laws of the State of New York, (2) a “banking organization” within the meaning of the New York Banking Law, (3) a member of the Federal Reserve System, (4) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and (5) a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, including the initial purchasers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, referred to as “indirect participants,” that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. We make no representation as to the accuracy or completeness of such information.

Clearstream has advised that it is incorporated under the laws of the Grand Duchy of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”). Clearstream facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (CSSF). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions, to the extent received by the U.S. Depositary for Clearstream, with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.

Euroclear has advised that it was created in 1968 to hold securities for its participants (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and eliminating any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./NV (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the initial purchasers. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions, to the extent received by the U.S. Depositary for Euroclear, with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions.

If (1) we notify the trustee in writing that DTC, Euroclear or Clearstream is no longer willing or able to act as a depositary or clearing system for the notes or DTC ceases to be registered as a clearing agency under the Exchange Act, and a successor depositary or clearing system is not appointed within 90 days of this notice or cessation, (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in definitive form under the indenture or (3) upon the occurrence and continuation of an event of default under the indenture with respect to the notes, then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes. Upon any such issuance, the trustee is required to register the certificated notes in the name of the person or persons or the nominee of any of these persons and cause the same to be delivered to these persons. Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

Title to book-entry interests in the global notes will pass by book-entry registration of the transfer within the records of DTC, Clearstream or Euroclear in accordance with their respective procedures. Book-entry interests in the global notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Book-entry interests in the notes may be transferred within Euroclear and within Clearstream and between Euroclear and Clearstream in accordance with procedures established for these purposes by Euroclear and Clearstream. Transfers of book-entry interests in the notes between Euroclear and Clearstream and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream and DTC.

Global Clearance and Settlement Procedures

Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with the rules and procedures and within the established deadlines (Brussels time) of the system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent notes settlement processing and dated the business day following the DTC settlement date. Credits or any transactions of the type described above settled during subsequent notes settlement processing will be reported to the relevant Euroclear or Clearstream participants on the business day that the processing occurs. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures. The foregoing procedures may be changed or discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OFFER AND REGISTRATION RIGHTS

We entered into a Registration Rights Agreement with the initial purchasers on the original issue date of the notes. In the Registration Rights Agreement, we agreed for the benefit of the holders of the notes that we will use our best efforts to file with the SEC and cause to become effective this exchange offer registration statement relating to offers to exchange Old Notes for an issue of SEC-registered New Notes with terms identical to the Old Notes (except that the New Notes will not be subject to restrictions on transfer or to any increase in annual interest rate as described below).

When the SEC declares this exchange offer registration statement effective, we will offer New Notes in return for Old Notes. Each exchange offer will remain open for at least 20 business days after the date we mail notice of such exchange offer to noteholders. For each Old Note surrendered to us under an exchange offer, the holder who surrendered such Old Note will receive a New Note of equal principal amount. Interest on each New Note will accrue from the last interest payment date on which interest was paid on the notes or, if no interest has been paid on the notes, from the original issue date of the notes.

If applicable interpretations of the staff of the SEC do not permit us to effect the exchange offers, we will use our best efforts to cause to become effective a shelf registration statement relating to resales of Old Notes and to keep that shelf registration statement effective until the date that is 365 days after the original issue date of the Old Notes, or such shorter period that will terminate when all Old Notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each noteholder copies of a prospectus, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of Old Notes. A noteholder that sells Old Notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such noteholder (including certain indemnification obligations).

If the exchange offer with respect to a series of notes is not completed (or, if required, the shelf registration statement is not declared effective) on or before the date that is 365 days after the original issue date of the notes, the annual interest rate borne by such series of notes will be increased by 0.25% per annum for the first 90-day period immediately following such date and by an additional 0.25% per annum for each subsequent 90-day period, up to a maximum additional rate of 1.00% per annum, until the exchange offer is completed or the shelf registration statement is declared effective. Following the cure of all Registration Defaults (as defined in the Registration Rights Agreement), additional interest will cease to accrue and the interest rate shall revert to the original interest rate unless a new Registration Default shall occur.

If we effect the exchange offers, we will be entitled to close the exchange offers 20 business days after their commencement, provided that we have accepted all Old Notes validly surrendered in accordance with the terms of the applicable exchange offer. Old Notes not tendered in an exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and be subject to all the terms and conditions specified in the applicable supplemental indenture, including transfer restrictions.

This summary of the provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, copies of which are available from us upon request.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for unregistered Old Notes where such unregistered Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 180 days after the date of this prospectus, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the date of this prospectus, we will promptly send additional copies of this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the notes offered hereby will be passed upon for Service Corporation International by Locke Lord LLP, Houston, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Service Corporation International for the year ended December 31, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Stewart which the registrant acquired as of December 31, 2013) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Stewart included within Exhibit 99.2 of the Company’s Current Report on Form 8-K/A dated March 3, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The exchange agent for the exchange offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:

65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006

Any questions or requests for assistance or for additional copies of the prospectus or the letter of transmittal may be directed to the information agent at the telephone numbers set forth below.

The information agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway — Suite 404

New York, NY 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866) 470-4500

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell the notes or our solicitation of your offer to buy the notes in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.

Until March 7, 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unused allotments or subscriptions.

Service Corporation International

Offer to Exchange

Registered 5.375% Senior Notes due 2024

For

All Outstanding 5.375% Senior Notes due 2024 issued on May 12, 2014

($550,000,000 aggregate principal amount outstanding)

PROSPECTUS

September 8, 2014